EXHIBIT 99.2

VERMILION ENERGY INC.

2010 MANAGEMENT’S DISCUSSION AND ANALYSIS

ABBREVIATIONS

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
CBM	coalbed methane
CO2	carbon dioxide
GJ	gigajoules
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

2010 Management’s Discussion and Analysis – Exhibit 99.2

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategy and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	net revenue;
•	future production levels and rates of average annual production growth;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other costs;
•	royalty rates;
•	Vermilion's additional` future payment in connection with the Corrib acquisition;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field;
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field; and

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2010 Management’s Discussion and Analysis – Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) dated March 10, 2011 of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results for the years ended December 31, 2010 and 2009.  This discussion should be read in conjunction with Vermilion’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, together with accompanying notes.

A discussion of Vermilion’s operating and financial results for the fourth quarter of 2010 is included in Vermilion’s press release dated February 28, 2011 filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The financial data contained within this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP” or “Canadian GAAP”) and is reported in Canadian dollars, unless otherwise stated.

CORPORATE CONVERSION

On September 1, 2010, Vermilion Energy Trust (the “Trust”) completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta).  As a result of this conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held.  There were no exchangeable shares outstanding following the conversion.

Vermilion retained the same board of directors and management team which continues to be led by Lorenzo Donadeo as President and Chief Executive Officer.  There were no changes in Vermilion’s underlying operations associated with the conversion.  The consolidated financial statements and related financial information have been prepared on a continuity of interest basis, which recognizes Vermilion as the successor entity and accordingly all comparative information presented for the pre-conversion period is that of the Trust.  For the convenience of the reader, when discussing prior periods this MD&A refers to common shares, shareholders and dividends although for the pre-conversion period such items were trust units, unitholders and distributions, respectively.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in operating working capital.  The most directly comparable GAAP measure is cash flows from operating activities.  Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Years Ended December 31
($M)	2010	2009
Cash flows from operating activities	$421,282	$230,316
Changes in non-cash operating working capital	(64,656)	76,782
Asset retirement obligations settled	6,861	10,139
Fund flows from operations	$363,487	$317,237

2010 Management’s Discussion and Analysis – Exhibit 99.2

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisitions, net of cash acquired” as presented in Vermilion’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.  Acquisitions, including acquired working capital deficiency is reconciled below:

	Years Ended December 31
($M)	2010	2009
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$6,655	$159,536
Working capital deficiencies acquired from acquisitions	-	57,507
Acquisitions, including acquired working capital deficiency	$6,655	$217,043

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in Vermilion’s consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As at December 31
($M)	2010	2009
Long-term debt	$302,558	$159,723
Current liabilities	340,934	217,563
Current assets	(343,099)	(256,886)
Net debt	$300,393	$120,400

“Cash dividends per share” represents actual cash dividends declared per share by Vermilion during the relevant periods.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.  Net dividends is reconciled below to dividends declared, the most directly comparable GAAP measure:

	Years Ended December 31
($M)	2010	2009
Dividends declared	$189,744	$166,385
Issue of shares pursuant to the dividend reinvestment plan	(40,824)	-
Net dividends	$148,920	$166,385

“Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled” is calculated as net dividends as determined above plus the following amounts for the relevant periods from Vermilion’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Withdrawals from the reclamation fund” and “Asset retirement obligations settled.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions.  This measure is reconciled to the relevant GAAP measures below:

	Years Ended December 31
($M)	2010	2009
Dividends declared	$189,744	$166,385
Issue of shares pursuant to the dividend reinvestment plan	(40,824)	-
Drilling and development of petroleum and natural gas properties	432,182	194,666
Withdrawals from the reclamation fund	(812)	-
Asset retirement obligations settled	6,861	10,139
Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled	$587,151	$371,190

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

2010 Management’s Discussion and Analysis – Exhibit 99.2

“Adjusted basic shares outstanding” and “Adjusted basic weighted average shares outstanding” are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares have converted into shares of Vermilion, management believes that their inclusion in the calculation of basic rather than only in diluted per share statistics provides meaningful information.

“Diluted shares outstanding” is the sum of adjusted basic shares outstanding as described above plus outstanding awards under Vermilion’s equity based compensation plans, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	As at December 31
(Number of shares)	2010	2009
Basic weighted average shares outstanding	83,155,116	72,405,606
Shares issuable pursuant to exchangeable shares outstanding	5,057,989	7,279,431
Adjusted basic weighted average shares outstanding	88,213,105	79,685,037

	As at December 31
(Number of shares)	2010	2009
Shares outstanding	88,998,242	79,523,028
Shares issuable pursuant to exchangeable shares outstanding	-	7,219,261
Adjusted basic shares outstanding	88,998,242	86,742,289
Potential shares issuable pursuant to equity based compensation plans	2,145,427	1,497,422
Diluted shares outstanding	91,143,669	88,239,711

“Diluted adjusted weighted average shares outstanding” is the sum of diluted weighted average shares outstanding as presented on the consolidated statements of earnings, plus the weighted average amount of exchangeables outstanding for the period which were considered anti-dilutive for the purposes of calculating earnings per share.

HIGHLIGHTS

($M except per share amounts or when otherwise stated)	2010	2009	2008
Revenue	$727,805	$639,751	$1,001,905
Net earnings	111,263	185,498	229,189
Per share, basic	1.34	2.56	3.30
Per share, diluted	1.32	2.53	3.23
Fund flows from operations	363,487	317,237	573,966
Per share, adjusted basic	4.12	3.98	7.49
Return on equity (%)	9.5	20.7	33.2
Total assets	2,581,716	2,084,676	1,798,359
WTI (US $/bbl)	79.53	61.80	99.65
AECO ($/mcf)	4.00	3.95	8.13
Realized price ($/boe)	62.06	55.83	83.61
Fund flows netback ($/boe)	$30.99	$27.69	$47.91

2010 Summary of Quarterly Results
($M except per share)	Q1	Q2	Q3	Q4
Revenue	$169,581	$169,545	$172,253	$216,426
Net earnings	42,508	44,027	8,911	15,817
Per share, basic	0.53	0.55	0.11	0.18
Per share, diluted	$0.53	$0.54	$0.10	$0.18
2009 Summary of Quarterly Results
($M except per share)	Q1	Q2	Q3	Q4
Revenue	$146,236	$162,788	$150,183	$180,544
Net earnings	19,884	24,880	17,834	122,900
Per share, basic	0.28	0.35	0.25	1.60
Per share, diluted	$0.28	$0.35	$0.25	$1.59

2010 Management’s Discussion and Analysis – Exhibit 99.2

VERMILION OVERVIEW

Vermilion aims to provide superior rewards and stability to its stakeholders though the execution of a successful strategy based on quality assets and proven leadership.

Stability
Vermilion's disciplined, value driven strategy has resulted in the delivery of stable dividends to our shareholders.  In December 2007, Vermilion increased its dividends by 12% to $0.19 per month and it has maintained that level since.  This element of financial stability is further demonstrated by Vermilion’s strong balance sheet which provides significant financial flexibility to pursue opportunities as they arise.

Adherence to strong core values at all levels have contributed to Vermilion’s success.  Vermilion’s Board of Directors has been recognized in corporate governance surveys for excellence in governance practices that included board composition, compensation, shareholder rights, disclosure, accountability and total return performance.

Successful Strategy
Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia.  Vermilion is targeting 10% annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids-rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland.

Quality Assets
Vermilion targets acquisition properties that deliver strong cash netbacks and have an abundance of low risk opportunities.  In executing its strategy, Vermilion has acquired quality assets in five different countries.

Canada
Vermilion has an interest in over 600 net wells in three core areas, all in Alberta.  The properties include a significant light oil field at Utikuma, multiple level, and liquids-rich tight gas reservoirs and Cardium oil opportunities in the Drayton Valley region and a CBM and shallow gas development in Central Alberta.  Vermilion controls approximately 269,409 net acres of developed land, 169,905 net acres of undeveloped land and operates a number of oil and natural gas processing facilities with combined throughput of 89 mmcf/d of natural gas.   Vermilion maintains a steady program of drilling and recompletions in the Drayton Valley region and is evaluating new completion techniques that are revitalizing certain reservoirs in the area.

France
Vermilion initially acquired its France assets in 1997 and in 2006 added additional and complementary assets to its French asset base.  Vermilion’s properties in France produce 98% oil and include three large fields at Chaunoy, Cazaux and Parentis.  Vermilion is focusing on increasing P50 oil recovery and extending the reserve life from these fields through an active workover program.  Vermilion’s reserve life index in France is approximately 13 years and these properties represent a core focus of Vermilion’s operations and a stable contribution to overall production.  Vermilion continues to optimize through the use of water floods and is reviewing future resource development opportunities including an emerging Lias shale oil play in the Paris Basin.  Vermilion holds a land position of approximately 176,000 net acres in the heart of this play, which could hold world-class resource potential.

2010 Management’s Discussion and Analysis – Exhibit 99.2

Netherlands
Acquired in 2004, Vermilion’s Netherlands assets produce natural gas which is sold in a regulated environment at a primarily oil-based index price.  In February 2010, Vermilion announced it had achieved 100% success from its recent four-well drilling program with combined estimated initial production volumes in excess of 4,000 boe/d, net to Vermilion, with approximately 2000 boe/d brought on production during 2010 and the balance scheduled to be on production in 2011.  Natural gas prices in the Netherlands are leveraged to a basket of primarily oil-based energy indices providing a strong incentive to increase activity levels over the coming years.  Vermilion believes that there are numerous potential prospects in this region and plans to continue drilling in the Netherlands during 2011.

Australia
Vermilion initially acquired a 60% interest in the Wandoo field located offshore the northwest shelf of Australia in 2005.  In 2006 and 2007, Vermilion significantly expanded fluid handling and processing capacity on the platform from approximately 114,000 bbls to 150,000 bbls.  In 2007, Vermilion acquired the remaining 40% of this oil producing asset.  In December 2008, Vermilion announced it had successfully drilled and completed two new ‘attic oil’ wells.  Three additional wells were drilled in 2010 providing better than anticipated production as well as additional infill locations and workover opportunities in 2011 that should help sustain volumes of between 8,000 and 10,000 boe/d through to 2012.

Ireland
Vermilion acquired an 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland in 2009.  Net production to Vermilion is initially anticipated at approximately 9,000 boe/d when the field is put on production. The Corrib asset will further enhance Vermilion’s global asset base and is anticipated to deliver strong, accretive returns. The Corrib acquisition is consistent with Vermilion’s focus on Western Europe and will provide another strong foothold in an attractive European energy market and a path for identifiable growth over the next few years.

Proven Leadership
The members of Vermilion’s executive management team average more than 25 years of operating experience and are led by Lorenzo Donadeo, President and CEO, who is one of the three co-founders of the predecessor company, Vermilion Resources Ltd.  Vermilion and its management team have a strong track record of providing high returns to shareholders.

2010 REVIEW AND 2011 GUIDANCE

The following table summarizes Vermilion’s 2010 actual results as compared to guidance and Vermilion’s 2011 guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2010 Guidance	November 6, 2009	$295 to $330	29,000 - 31,000
Updated	March 3, 2010	$350	31,000
Updated	May 7, 2010	$450	31,000
Updated	June 3, 2010	$450	31,000 - 32,000
2010 Actual	February 28, 2011	$432.2	32,132
2011 Guidance	November 5, 2010	$460	35,000 - 36,000

Production volumes for 2011 are expected to average between 35,000 and 36,000 boe/d.  Development capital expenditures for 2011 are budgeted to be approximately $460 million of which a significant component is to be invested towards Vermilion’s Cardium light oil prospects in Drayton Valley and liquids-rich natural gas opportunities and Ireland’s onshore pipeline construction and advancement.

2010 Management’s Discussion and Analysis – Exhibit 99.2

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 55 wells (40 net) during 2010, resulting in 13 gas wells (8.8 net), 28 oil wells (18.9 net), and 14 standing CBM wells (12.3 net).  These wells included 15 operated (13.6 net) Cardium horizontal wells and 13 non-operated (5.4 net) Cardium wells.  At year end, 11 operated (10.5 net) Cardium wells were on production and seven non-operated (3.2 net) wells were on production.  While drilling activity will remain steady through the first half of 2011, some completions and tie-ins will be deferred until the 15,000 bbls/d oil processing facility is in service, which is expected in August 2011.

France

In France, Vermilion drilled the Les Mimosas-2 well in 2010, a water injection well designed to provide pressure support for the Les Mimosas reservoir which was discovered in 2004.  Production from the lone producing well in this field increased more than 200 boe/d in response to water injection.  Two small fracture stimulations in the Lias shale play were completed in 2010, primarily to gather pressure, fluid and other technical data from this formation.  These zones were perforated in existing vertical wellbores and the completions were not designed to test commerciality.  Both wells are producing, but at nominal rates.  An active workover and recompletion program included 26 well workovers in 2010, predominantly in the Chaunoy Field in the Paris Basin and the Cazaux Field in the Aquitaine Basin.

Netherlands

In the Netherlands, Vermilion completed the De Hoeve-1 well in early 2010, and tied-in the Middleburen-2 and Middenmeer-3 wells in the spring of 2010.  The balance of 2010 operations focused on regular facility and well maintenance and ongoing work to secure pipeline and production permits for the Vinkega-1 and De Hoeve-1 wells.  Vermilion plans to commence a four-well exploration program in August 2011 and will continue to pursue drilling permits for 2012.

Australia

Vermilion drilled and completed three wells in September and October of 2010, all of which were lateral extensions of existing wellbores.  These complex wells were completed within budget and produced results ahead of expectations.  No drilling is scheduled in 2011, but Vermilion will undertake some well workover operations and prepare for the 2012 drilling program.

PRODUCTION

	Year Ended December 31, 2010			Year Ended December 31, 2009			Year Ended December 31, 2008
	Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)	Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)	Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)
Canada	4,205	43.91	11,524	3,654	47.85	11,629	4,172	51.15	12,696
France	8,347	0.92	8,501	8,246	1.05	8,421	8,514	1.17	8,710
Netherlands	35	28.31	4,753	23	21.06	3,533	24	27.23	4,562
Australia	7,354	-	7,354	7,812	-	7,812	6,773	-	6,773
Total	19,941	73.14	32,132	19,735	69.96	31,395	19,483	79.55	32,741

2010 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	11,514	11,434	11,233	11,913
France	8,057	8,472	8,741	8,723
Netherlands	3,519	5,269	5,099	5,105
Australia	7,094	6,522	6,225	9,561
Total	30,184	31,697	31,298	35,302

2010 Management’s Discussion and Analysis – Exhibit 99.2

2009 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	12,008	12,288	11,212	11,021
France	8,395	8,628	8,257	8,407
Netherlands	3,936	3,391	3,351	3,464
Australia	8,612	7,931	7,598	7,124
Total	32,951	32,238	30,418	30,016

Average total production in Canada of 11,524 boe/d during 2010 was relatively unchanged as compared to 11,629 boe/d in 2009, as natural declines offset early production increases from the Cardium program.  However, fourth quarter 2010 production was 8.1% higher than production levels in the fourth quarter of 2009, providing evidence of the beginnings of a growing production base.  Even more noticeable is year over year growth in oil and NGL production of 15.1%, reflecting the onset of new Cardium production.   Canadian production is expected to show continued growth in 2011, predominantly related to oil and NGLs as Vermilion increases Cardium oil drilling activities.  That growth will become more apparent in the fourth quarter of 2011, once the planned production facility is brought on line.

Production in France averaged 8,501 boe/d in 2010, slightly higher than average 2009 production of 8,421 boe/d.  Production is maintained reasonably stable using an active well workover program.  Only two new wells are scheduled in 2011, but another active workover program should serve to maintain stable production again this year.

Production in the Netherlands increased by 1,220 boe/d in 2010, a gain of more than 30%, as production from two new wells commenced in April 2010.  Two additional wells are expected to add up to 2,000 boe/d of production when they are brought on-stream in mid-2011.  Netherlands production is expected to see continued production increases from new drilling, although the timing of those increases is less predictable due to the extensive production permitting process.

Australia production averaged 7,354 boe/d in 2010, compared to 7,812 boe/d in 2009 due to natural declines.  Production from three new wells which commenced in early November significantly impacted fourth quarter 2010 volumes which averaged 9,561 boe/d a gain of more than 2,400 boe/d compared to the fourth quarter of 2009.  Vermilion expects to sustain annual average production at approximately 9,000 boe/d over the next few years.   First quarter 2011 production is expected to be reduced due to cyclone related shut-downs of the production platform.  The cyclone season in Australia normally runs from December through March of each year.  In the case of severe storms, Vermilion shuts-in all production and evacuates the platform as a security precaution.

FINANCIAL REVIEW

During the year ended December 31, 2010, Vermilion generated fund flows from operations of $363.5 million compared to $317.2 million in 2009.  The year over year increase in fund flows from operations of $46.3 million is primarily a result of increased revenue associated with stronger oil prices and higher average production volumes.  The GAAP measure, cash flows from operating activities, similarly increased year over year to $421.3 million for the year ended December 31, 2010 from $230.3 million for 2009.

During the year ended December 31, 2010, the price of WTI crude oil averaged US $79.53 per bbl (2009 – US $61.80 per bbl) and the price of Brent crude oil averaged US $79.47 per bbl (2009 – US $61.51 per bbl).  The AECO price for gas averaged $4.00 per mcf (2009 – $3.95 per mcf).  On a year over year basis, the average price for crude oil was higher in 2010 compared to 2009, while the average AECO price has remained relatively consistent year over year.

At December 31, 2010, Vermilion’s net debt was $300.4 million as compared to the net debt of $120.4 million at December 31, 2009.  Vermilion’s long-term debt has increased to $302.6 million at December 31, 2010 from $159.7 million at December 31, 2009.  At December 31, 2010, Vermilion’s net debt represented 75.0% of its fourth quarter annualized fund flows from operations.  The year over year increases in net debt and long-term debt are a function of Vermilion’s capital expenditures largely driven by Canadian land acquisitions during the first half of 2010, continued Cardium light oil development activity during 2010 as well as the Australia drilling program.  The impact of these expenditures on net debt was partially offset by the liquidation of the reclamation fund assets in July 2010 (see Reclamation Fund for further information) and proceeds from the dividend reinvestment plan.  The low level of net debt at December 31, 2009 reflects that year’s trust unit issuance and the sale of the Company’s investment in Verenex Energy Inc. (“Verenex”).

2010 Management’s Discussion and Analysis – Exhibit 99.2

For the year ended December 31, 2010, total net dividends, capital expenditures (excluding those on the Corrib project), reclamation fund withdrawals and asset retirement obligations settled as a percentage of fund flows from operations was 140% versus 103% for the corresponding period in the prior year.   The year over year increase in this ratio relates to Vermilion’s land acquisitions, Cardium light oil development and the Australian drilling program during 2010.  The year over year increase was partially offset by decreased capital expenditures in the other jurisdictions in which Vermilion operates.

CAPITAL EXPENDITURES

Capital Expenditures by Category ($M)	2010	2009	2008
Land	$97,215	$15,868	$5,183
Seismic	6,600	1,847	10,989
Drilling and completion	167,771	55,989	78,542
Production equipment and facilities	114,369	77,588	56,974
Recompletions	14,798	19,282	19,789
Other	31,429	24,092	15,359
	432,182	194,666	186,836
Acquisitions (excluding acquired working capital deficiency)	6,655	159,536	48,230
Total capital expenditures by category	$438,837	$354,202	$235,066

Capital Expenditures by Country ($M)	2010	2009	2008
Canada	$242,900	$75,973	$103,725
France	54,965	62,457	55,669
Netherlands	11,017	26,338	13,019
Australia	51,457	6,739	62,653
Ireland	78,498	182,695	-
Total capital expenditures by country	$438,837	$354,202	$235,066

Total capital expenditures, including acquisitions for the year ended December 31, 2010 was $438.8 million compared to $354.2 million in 2009.

Capital expenditures excluding acquisitions has increased year over year as a result of the significant land acquisitions and development activity associated with Vermilion’s focus on Western Canadian resource plays.  Also contributing to the higher levels of capital expenditures were costs incurred related to the 2010 Australian drilling program and post acquisition capital costs on the Corrib project.

Acquisition spending was higher in the prior year as a result of the Corrib acquisition which was completed on July 30, 2009 for $136.8 million as well as Drayton Valley area property acquisitions totalling $15.1 million.

In Ireland, oral hearings related to the amended Corrib onshore pipeline were completed on October 1, 2010.  On January 20, 2011, Vermilion announced that An Bord Pleanála had granted permission for the construction of the Corrib gas onshore pipeline in Ireland.  The Corrib Gas Partners look forward to completing this strategically important project and delivering the gas to Ireland.  At peak production, Corrib gas is expected to supply up to 60% of Ireland’s natural gas needs and is consequently expected to play an important role in Ireland’s energy security in the years ahead.

2010 Management’s Discussion and Analysis – Exhibit 99.2

FUND FLOWS NETBACKS

2010 Fund Flows Netback ($/boe)	Q1	Q2	Q3	Q4	2010	2009	2008
Oil and gas revenues	$62.43	$58.78	$59.82	$66.64	$62.06	$55.83	$83.61
Realized hedging gain or (loss)	0.45	1.31	1.32	1.34	1.12	0.47	(0.89)
Royalties	(10.34)	(4.56)	(4.51)	(9.02)	(7.12)	(8.52)	(10.92)
Transportation	(2.56)	(2.39)	(2.27)	(1.94)	(2.28)	(1.65)	(1.96)
Operating costs	(13.38)	(11.31)	(12.51)	(12.20)	(12.33)	(12.18)	(11.98)
Operating netback	36.60	41.83	41.85	44.82	41.45	33.95	57.86
General and administration	(3.74)	(3.34)	(3.61)	(3.90)	(3.65)	(2.72)	(2.07)
Interest	(1.12)	(1.28)	(1.10)	(1.07)	(1.14)	(1.16)	(1.36)
Current taxes	(3.67)	(6.25)	(5.33)	(9.04)	(6.20)	(2.57)	(6.99)
Proceeds on sale of investments	-	-	-	-	-	0.23	0.01
Other income	-	-	0.20	0.01	0.05	-	-
Foreign exchange	0.77	0.39	0.80	0.02	0.48	(0.04)	0.46
Fund flows netback	$28.84	$31.35	$32.81	$30.84	$30.99	$27.69	$47.91

2009 Fund Flows Netback ($/boe)	Q1	Q2	Q3	Q4
Oil and gas revenues	$49.31	$55.49	$53.67	$65.38
Realized hedging gain	0.75	0.24	0.39	0.50
Royalties	(7.32)	(6.17)	(8.30)	(12.53)
Transportation	(1.47)	(1.51)	(1.33)	(2.33)
Operating costs	(11.52)	(11.70)	(12.24)	(13.35)
Operating netback	29.75	36.35	32.19	37.67
General and administration	(2.29)	(2.55)	(2.93)	(3.16)
Interest	(0.60)	(0.43)	(1.47)	(2.21)
Current taxes	(3.14)	(3.40)	(2.31)	(1.33)
Proceeds on sale of investments	-	-	-	0.97
Other income	-	-	(0.02)	0.01
Foreign exchange	(0.65)	(0.83)	(0.67)	2.09
Fund flows netback	$23.07	$29.14	$24.79	$34.04

REVENUE

Years Ended December 31
($M except per boe and per mcf)	2010	2009
Crude oil & NGLs	$578,926	$496,331
Per boe	$79.54	$68.90
Natural gas	148,879	143,420
Per mcf	$5.58	$5.62
Petroleum and natural gas revenue	$727,805	$639,751
Per boe	$62.06	$55.83

Revenue for the year ended December 31, 2010 was $727.8 million compared to $639.8 million in 2009.  Vermilion’s combined crude oil and NGL price was $79.54 per boe in 2010, an increase of 15.4% over the $68.90 per boe reported in 2009.  The natural gas price realized was $5.58 per mcf in 2010, a marginal decrease over the $5.62 per mcf reported in 2009.  Vermilion’s increased revenue year over year resulted from higher crude oil prices and higher average production volumes during 2010 as compared to 2009.

2010 Management’s Discussion and Analysis – Exhibit 99.2

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
Ending Inventory Positions (France and Australia)	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
France (bbls)	158,229	149,268	163,515	179,404
France ($M)	$4,599	$4,574	$4,663	$5,448
Australia (bbls)	172,199	107,744	60,146	61
Australia ($M)	$6,108	$3,529	$1,784	$2

DERIVATIVE INSTRUMENTS

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to June 2011	US $1.00/bbl	2,400	$80.00 - $107.60
January 2011 to June 2011	US $1.00/bbl	2,400	$75.00 - $ 97.85
January 2011 to December 2011	US $1.00/bbl	500	$78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$82.00 - $106.10
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl1	960	$65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl1	600	$65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07
1 The funded amounts for these instruments were paid in a prior period.

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period.  During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production.  Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption.  Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

2010 Management’s Discussion and Analysis – Exhibit 99.2

The impact of Vermilion’s derivative based risk management activities increased the fund flows netback by $1.12 per boe for the year ended December 31, 2010.  This compares to a hedging gain $0.47 per boe in 2009.

ROYALTIES

	Years Ended December 31
($M except per boe and per mcf)	2010	2009
Crude oil & NGLs	$79,093	$92,226
Per boe	$10.87	$12.80
Natural gas	4,416	5,406
Per mcf	$0.17	$0.21
Royalties	$83,509	$97,632
Per boe	$7.12	$8.52

Consolidated royalties per boe for the year ended December 31, 2010 were $7.12 as compared to $8.52 in 2009.  As a percentage of revenue for the year ended December 31, 2010 royalties were 11% as compared to 15% in 2009.

In Australia, royalties as a percentage of revenue for the year ended December 31, 2010 were 18% as compared to 27% in 2009.  Royalties are reduced by capital investment in the country and as such, royalties for the year ended December 31, 2010 as a percentage of revenue decreased as compared to 2009 as a result of higher levels of capital expenditures associated with the drilling of new wells in 2010.  Pursuant to requirements under International Financial Reporting Standards, commencing in 2011, Vermilion will report royalties paid in Australia as an income tax.  Please see International Financial Reporting Standards Transition in this document.

Canadian royalties as a percentage of revenue for the year ended December 31, 2010, have remained consistent at 15% compared to the same period in 2009.  The impact of higher oil prices on royalty rates was offset by the effect of changes in the Alberta royalty regime made in 2009 which impacted the wells drilled in 2010 coupled with the impact of lower gas volumes on royalty rates.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices.  Accordingly, as oil prices were higher for the year ended December 31, 2010 compared to 2009 royalties as a percentage of revenue decreased to 6% in 2010 compared to 8% in 2009.

Production in the Netherlands is not subject to royalties.

OPERATING EXPENSE

	Years Ended December 31
($M except per boe and per mcf)	2010	2009
Crude oil & NGLs	$98,278	$91,338
Per boe	$13.50	$12.68
Natural gas	46,317	48,268
Per mcf	$1.73	$1.89
Operating expense	$144,595	$139,606
Per boe	$12.33	$12.18

Consolidated operating expense per boe for the year ended December 31, 2010 was $12.33 compared to $12.18 for 2009.

Canadian operating expense per boe has decreased to $9.71 compared to $10.13 for the same period in 2009.  The decrease is attributable to lower gas processing expense and higher operating fee recoveries partially offset by increased downhole intervention spending.

Operating expense per boe in France increased in 2010 to $14.02 compared to $12.40 for the same period in 2009.  The increase is a result of higher levels of downhole maintenance spending in 2010 compared to 2009.

2010 Management’s Discussion and Analysis – Exhibit 99.2

Australian operating expense increased to $15.66 per boe in 2010 from $13.82 per boe for the same period in 2009.  The increase is attributable to higher labour expenses combined with lower levels of production.

Operating expense in the Netherlands decreased in 2010 to $10.50 per boe from $14.78 per boe in 2009.  The decrease is related to higher levels of production and lower fuel and electricity expenses.

TRANSPORTATION EXPENSE

	Years Ended December 31
($M except per boe)	2010	2009
Transportation expense	$26,698	$18,939
Per boe	$2.28	$1.65

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties, as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  In France, the majority of Vermilion’s transportation expense is made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion’s production in these countries.

Transportation expense increased during the year ended December 31, 2010 compared to the prior year as a result of the ship or pay pipeline tariff charges related to the Corrib project being included in the 2010 results for a full year as compared to only a portion in 2009.  As there is a ceiling on the total payments due in relation to the pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

GENERAL AND ADMINISTRATION EXPENSE

	Years Ended December 31
($M except per boe)	2010	2009
General and administration expense	$42,842	$31,192
Per boe	$3.65	$2.72

General and administration expense per boe for the year ended December 31, 2010 was $3.65 compared to $2.72 in 2009.  The increase year over year is associated with the head office relocation as well as higher legal and advisory fees associated with various projects including the conversion from a trust to a corporation and a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure.

EQUITY BASED COMPENSATION EXPENSE

	Years Ended December 31
($M except per boe)	2010	2009
Equity based compensation expense	$28,170	$18,196
Per boe	$2.40	$1.59

Non-cash equity based compensation expense for the year ended December 31, 2010 was $28.2 million as compared to $18.2 million in 2009.  This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Vermilion Incentive Plan, formerly the Trust Unit Award Incentive Plan and Vermilion’s bonus plan.  The year over year increase in equity based compensation expense reflects Vermilion’s achievement of a performance factor of two for 2010.

2010 Management’s Discussion and Analysis – Exhibit 99.2

INTEREST EXPENSE

	Years Ended December 31
($M except per boe)	2010	2009
Interest expense	$13,370	$13,268
Per boe	$1.14	$1.16

Interest expense for the year ended December 31, 2010 at $13.4 million was consistent with the $13.3 million recorded in 2009.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

	Years Ended December 31
($M except per boe)	2010	2009
Depletion, depreciation and accretion expense	$271,556	$248,726
Per boe	$23.15	$21.71

Depletion, depreciation and accretion expense per boe for the year ended December 31, 2010 was $23.15 as compared to $21.71 in 2009.  The increase results from the redemption of the remaining exchangeable shares pursuant to the corporate conversion which resulted in an increase to capital assets of $189.9 million (see Note 9 of the consolidated financial statements).

TAXES

	Years Ended December 31
($M except per boe)	2010	2009
Current taxes	$72,701	$29,429
Per boe	$6.20	$2.57

Vermilion is subject to current taxes in France, the Netherlands and Australia.  Current taxes for the year ended December 31, 2010 increased to $72.7 million compared to $29.4 million in 2009.  The increases are attributable to the higher year over year revenue associated with increased levels of production and stronger oil prices as well as a one-time adjustment related to the elimination of a tax incentive program in France.  As a result of Vermilion’s Canadian tax pools, the Company does not presently pay income taxes in Canada.

As at December 31, 2010, Vermilion had the following tax pools:

($M)	Oil & Gas Assets		Tax Losses(5)	Other	Total
Canada	$539,625	(1)	$343,254	$10,528	$893,407
France	86,972	(3)	-	-	86,972
Australia	214,590	(1)	-	-	214,590
Netherlands	32,169	(2)	-	-	32,169
Ireland	557,064	(4)	99,927	-	656,991
Total	$1,430,420		$443,181	$10,528	$1,884,129

(1)	Deduction calculated by various declining balance rates
(2)	Deduction calculated by unit of production method
(3)	Deduction calculated by combination of straight-line over the assets life and unit of production method
(4)	Deduction for development expenditures at 100%
(5)	Losses are deductible at 100% against taxable income

2010 Management’s Discussion and Analysis – Exhibit 99.2

FOREIGN EXCHANGE

	Years Ended December 31
($M except per boe)	2010	2009
Foreign exchange (gain)	$(26,132)	$(39,894)
Per boe	$(2.23)	$(3.48)

During the year ended December 31, 2010, a combined realized and unrealized foreign exchange gain of $26.1 million was recognized versus $39.9 million in 2009.  The gain in 2010 is comprised of a realized gain of $5.6 million associated with cash repatriations and an unrealized, non-cash gain of $20.5 million.  The unrealized gain in 2010 is largely related to the translation of foreign currency denominated future income taxes and asset retirement obligations to Canadian dollars.  Since December 31, 2009, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

NET EARNINGS

Net earnings for the year ended December 31, 2010 were $111.3 million or $1.34 per share as compared to $185.5 million or $2.56 per share for the year ended December 31, 2009.  The decrease in earnings is largely related to the absence of the gain on sale of Verenex as well as higher income tax expense during 2010 as compared to 2009.

LIQUIDITY AND CAPITAL RESOURCES

($M except ratios)	2010	2009	2008
Net debt	$300,393	$120,400	$207,753
Bank facilities	$675,000	$675,000	$675,000
Unused bank facilities	$374,607	$554,600	$467,247
Net debt to annual fund flows from operations ratio 1	0.83	0.38	0.36
Net debt to equity ratio 1	0.23	0.12	0.28
1	These are non-GAAP measures and may not be comparable to similar measures for other entities. See “Non-GAAP Measures” for further detail.

Vermilion’s net debt as at December 31, 2010 was $300.4 million compared to $120.4 million as at December 31, 2009.

As at December 31, 2010, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $675 million.  The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders do not extend the term of the revolving facility, the amounts outstanding become repayable 24 months after the expiry of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of Vermilion.  Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and certain other non-cash items of not greater than 3.0.

The amount available to Vermilion under the facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at December 31, 2010.

Effective January 15, 2010, Vermilion reinstated the dividend reinvestment plan.  Cash flows from financing activities for the twelve months ended December 31, 2010 included cash flows related to the issuance of shares pursuant to the dividend reinvestment plan of $40.8 million and there were no proceeds related to the program in 2009.

2010 Management’s Discussion and Analysis – Exhibit 99.2

On February 10, 2011, Vermilion closed a private placement offering of $225 million of senior unsecured notes.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.  Concurrent with the issuance of the notes, the Company’s credit facility was reduced from $675 million to $635 million.

Vermilion has a long-term and short-term need for capital.  Short-term working capital is required to finance accounts receivable, crude oil inventory and other similar short-term assets.  Short-term capital may also be used from time to time to fund cash dividends allowing the Company to maintain consistent monthly cash dividends to shareholders of Vermilion.  The acquisition and development of petroleum and natural gas properties requires both short-term and long-term capital.  There are essentially three methods of financing the capital needs of Vermilion: internally generated cash, debt and equity.

Internally generated cash is used primarily for dividends and development capital requirements.  Internal cash flow is significantly influenced by commodity prices.  Other risks include exchange rates, interest rates and marketing opportunities, among others.  Vermilion’s business model generally maintains total dividends and capital development expenditures below internally generated cash, using the excess to reduce outstanding indebtedness.  At times, the volatility of commodity prices and/or requirements of certain capital programs may result in total dividends and capital development expenditures exceeding internally generated cash for short periods.

Future significant acquisitions of producing properties are expected to be financed through additional bank debt combined with the issuance of common shares, if necessary.  The Company’s ability and desire to finance acquisitions through the issuance of equity is dependent upon the nature of the market for the issuance of equity as well as the size of the potential acquisition.  It is Vermilion’s preference to finance acquisitions with debt whenever practicable.  In the event that Vermilion considers equity financing appropriate, its ability to issue equity is highly dependent on the receptivity of the equity markets.

Payments due by period

($M)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations 1	$304,100	$-	$304,100	$-	$-
Amount due pursuant to acquisition	134,271	-	134,271	-	-
Operating lease obligations	78,765	5,864	13,690	13,690	45,521
Total	$517,136	$5,864	$452,061	$13,690	$45,521
1 Does not include interest.

RECLAMATION FUND

After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations.  In July 2010, the reclamation fund assets were liquidated and the proceeds were initially used to reduce outstanding bank indebtedness and will ultimately help support Vermilion’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

ASSET RETIREMENT OBLIGATIONS

As at December 31, 2010, Vermilion’s asset retirement obligations were $274.6 million compared to $237.1 million as at December 31, 2009.  The increase is largely attributable to a change in estimate stemming from the availability of better data associated with the abandonment obligations for Vermilion’s Netherlands operations as well as accretion on the obligation partially offset by the impact of exchange rates on foreign currency denominated obligations.

2010 Management’s Discussion and Analysis – Exhibit 99.2

DIVIDENDS

Sustainability of Dividends

Three Months Ended		Year Ended	Year Ended	Year Ended
($M)	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Cash flows from operating activities	$127,191	$421,282	$230,316	$660,135
Net earnings	$15,817	$111,263	$185,498	$229,189
Dividends declared	$50,664	$189,744	$166,385	$158,674
Excess of cash flows from operating activities over cash dividends declared	$76,527	$231,538	$63,931	$501,461
(Shortfall) excess of net earnings over cash dividends declared	$(34,847)	$(78,481)	$19,113	$70,515

Vermilion maintained monthly dividends at $0.19 per share for the year ended December 31, 2010 and declared dividends totalling $189.7 million compared to $166.4 million for the same period in 2009.

Since inception, Vermilion has declared $1.1 billion in dividends to shareholders as compared to shareholders’ capital of $1.0 billion at December 31, 2010.

Excess cash flows from operating activities over cash dividends declared are used to fund capital expenditures, asset retirement costs and debt repayments.  The current year shortfalls of net earnings over dividends declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on dividend sustainability.

Vermilion’s policy with respect to dividends is to be conservative and retain a low payout ratio when comparing dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the payout ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib and Cardium projects will require a significant capital investment by Vermilion. As such, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement costs.  Vermilion currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

SHAREHOLDERS’ EQUITY

During the year ended December 31, 2010, 9,475,214 shares were issued pursuant to the conversion of exchangeable shares, the dividend reinvestment plan and Vermilion’s equity based compensation programs.  Shareholders’ capital increased by $334.3 million as a result of the issuance of those shares.

As at March 10, 2011 there were 89,177,604 shares outstanding.

2010 Management’s Discussion and Analysis – Exhibit 99.2

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Vermilion had previously recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

The non-controlling interest on the consolidated balance sheets represented the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represented the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares were converted to common shares, shareholders’ capital was increased for the fair value of Vermilion shares issued.

In connection with the corporate conversion, Vermilion issued 7,586,546 common shares in exchange for the remaining 4,006,753 exchangeable shares in Vermilion Resources Ltd. based on an exchange ratio of 1.89344.  The conversion of exchangeable shares was recorded as an acquisition of the non-controlling interest at fair value.  The fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million.  The difference between that amount and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million.

RISKS AND UNCERTAINTIES AND RISK MANAGEMENT

Risk and Uncertainties

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks and uncertainties.  These include fluctuations in commodity prices, exchange rates and interest rates as well as uncertainties associated with reserve volumes, production and sales volumes and governmental regulatory and income tax regime changes.  These risks and uncertainties, as well as other important risks and uncertainties are discussed in additional detail below.

Commodity Prices
Vermilion’s operational results and financial condition will be dependent on the prices received by Vermilion for oil and natural gas production.  Oil and natural gas prices have fluctuated significantly during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

Exchange Rates
Much of Vermilion’s revenue stream is earned in U.S. dollars and as such an increase in the strength of the Canadian dollar relative to the U.S. dollar may result in the receipt of fewer Canadian dollars by Vermilion in respect of its production.  In addition, Vermilion incurs expenses and capital costs in U.S. dollars, Euros and Australian dollars and accordingly, the Canadian dollar equivalent of these expenditures as reported by Vermilion in its financial results is impacted by the prevailing foreign currency exchange rates at the time the transaction occurs.  Vermilion monitors risks associated with exchange rates and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.

Production and Sales Volumes
The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties.  Vermilion maintains liability insurance, where available, in amounts consistent with industry standards.  Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is available.  Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities may materially impact Vermilion’s financial results.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property.  To the extent the operator fails to perform these functions properly, revenue may be reduced.  Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.  Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.  Such circumstances could negatively affect Vermilion’s financial results.

2010 Management’s Discussion and Analysis – Exhibit 99.2

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s financial results.  The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control.  A significant decline in production could result in materially lower revenues.

Interest Rates
An increase in interest rates could result in a significant increase in the amount Vermilion pays to service debt.

Reserve Volumes
Vermilion’s reserve volumes and related reserve values support the carrying value of Vermilion’s oil and gas assets on the consolidated balance sheets and provide the basis to calculate the depletion of those costs. There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond Vermilion’s control.  These include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating expenses, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on estimated prices in use at the date the evaluation was prepared, and many of these assumptions are subject to change and are beyond Vermilion’s control.  Actual production and income derived therefrom will vary from these evaluations, and such variations could be material.

Asset Retirement Obligations
Vermilion’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures.  Changes in environmental regulations, the estimated costs associated with reclamation activities and the related timing may impact Vermilion’s financial position and results of operations.

Corrib Project
Vermilion is exposed to uncertainties associated with the timing of first gas resulting from the permitting process for a section of the onshore pipeline relating to the Corrib project.  The ultimate timing of first gas impacts the final payment due to the vendor and is the main determinant as to when Vermilion will begin to realize its investment in the project.

Governmental Regulatory and Income Tax Regime
Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia and Ireland.  Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others.  Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences.  The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction.  If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy.  Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which Vermilion operates, will not be changed in a manner which adversely affects Vermilion’s results of operations.

A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt.  Any material increase in royalties would also significantly reduce the value of the associated assets.

2010 Management’s Discussion and Analysis – Exhibit 99.2

Risk Management

To mitigate these risks whenever possible, Vermilion seeks to hire personnel with experience in specific areas.  In addition, Vermilion provides continued training and development to staff to further develop their skills.  When appropriate, Vermilion uses third party consultants with relevant experience to augment its internal capabilities with respect to certain risks.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return.  The primary objective of the risk management program is to support Vermilion’s dividends and its internal capital development program.  The level of commodity price risk management that occurs is highly dependent on the amount of debt that is carried.  When debt levels are higher, Vermilion will be more active in protecting its cash flow stream through its commodity price risk management strategy.

When executing its commodity price risk management programs, Vermilion uses financial instruments encompassing over-the-counter financial structures as well as fixed/collar structures to economically hedge a part of its physical natural gas and oil sales.  Vermilion has strict controls and guidelines in relation to these activities and contracts only with counter parties that have high credit ratings.  For additional information associated with Vermilion’s use of financial instruments, please see note 18 of Vermilion’s consolidated financial statements for the years ended December 31, 2010 and 2009.

CRITICAL ACCOUNTING ESTIMATES

Vermilion’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that Vermilion expects to realize;
vii.	Equity compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control.  The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2010.

Change in		Change in
Cash Available for		Cash Available for
Dividends Per Share		Dividends
Change in crude oil price by US $1.00/bbl	$0.07	$6.6 million
Change in natural gas price by $0.10/mcf	$0.02	$1.4 million
Change in interest rate by one point	$0.05	$4.9 million
Change in Cdn/US foreign exchange rate by one point	$0.04	$4.0 million
Change in Cdn/Euro foreign exchange rate by one point	$-	$0.1 million

2010 Management’s Discussion and Analysis – Exhibit 99.2

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2010.

Vermilion uses a variety of derivatives including puts, calls and forward purchase contracts to manage the risks associated with fluctuating commodity prices and exchange rates.  Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would adversely impact Vermilion’s financial position or results of operations.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion is committed to ensure it conducts its activities in a manner that will protect the health and safety of its employees, contractors and the public.  The heath, safety and environment vision is to fully integrate health, safety and environment into Vermilion’s business, where its culture is recognized as a model by industry and stakeholders, resulting in a workplace free of incidents.

Vermilion will maintain health, safety and environmental practices and procedures that comply or exceed regulatory requirements and industry standards.  It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2010, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers.  This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to reduce impacts to land, water and air, as policies and procedures demonstrating leadership in these areas, were maintained and further developed in 2010.  Examples of accomplishments during the year included:

-	Continuation of third party audits on our Health Safety and Environment (“HSE”) Management System;
-	Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-	Continuous auditing and management inspections;
-	Development, communication and measurement against leading and lagging HSE key performance indicators;
-	Reducing waste products by reducing, recycling and recovering; and
-	Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

2010 Management’s Discussion and Analysis – Exhibit 99.2

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) TRANSITION

Background
Publicly accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011.  Accordingly, in 2008, Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise Vermilion on its IFRS conversion program.  Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues.  Since completing the scoping diagnostic, Vermilion’s transition team has drafted accounting policy papers which are reviewed by the advising public accounting firm.

Project Status
Vermilion is currently finalizing its IFRS accounting policies and has actively worked with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability.  Vermilion remains focused on the transition to IFRS and is preparing financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011.

The following discussion provides additional information on Vermilion’s IFRS conversion.  The Company cannot guarantee that this information will not change before its first IFRS financial statements are issued.

Opening Balance Sheet under IFRS
The following table summarizes Vermilion’s consolidated balance sheet as at January 1, 2010 under Canadian GAAP and the adjustments required to conform with IFRS.  These figures are unaudited and subject to change.

($M)	Canadian GAAP January 1, 2010	IFRS Adjustments	IFRS January 1, 2010
ASSETS
Current	$256,886	$-	$256,886
Non-current	1,827,790	17,855	1,845,645
	$2,084,676	$17,855	$2,102,531
LIABILITIES
Current	$217,563	$4,089	$221,652
Non-current (includes non-controlling interest)	827,823	283,576	1,111,399
SHAREHOLDERS’ EQUITY	1,039,290	(269,810)	769,480
	$2,084,676	$17,855	$2,102,531

In general, the changes associated with IFRS impact the accounting for non-cash items.  Accordingly, Vermilion believes that most of its key performance measures such as fund flows from operations, net debt and capital expenditures, will be minimally impacted by the transition to IFRS.

Accounting for Capital Assets Including Impairment
There are a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion.  Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes.  Under IFRS, the unit of account for both depletion (“depletion units”) and impairment testing (“cash generating units”) must be significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting.  In addition, Canadian GAAP specifies a two part impairment test approach which is designed to reduce the frequency of impairment writedowns.  IFRS does not permit this two part approach and instead a company must determine the recoverable amount of an asset when there are indications that it may be impaired.  Unlike Canadian GAAP, IFRS generally requires that impairments be reversed in future periods if the recoverable amount of an asset increases beyond its carrying amount (as a result of increased commodity prices, for example).   At present, Vermilion has identified a total of 72 depletion units and 12 cash generating units.

Vermilion intends to calculate depletion under IFRS using proved plus probable reserves as the reserve base.  Under Canadian GAAP, depletion must be calculated using proved reserves.  Vermilion believes this approach better reflects the fact that the balance sheet includes costs that are attributable to probable reserves. The effect of the change is a decrease in depletion expense of approximately 20% to 25%.

2010 Management’s Discussion and Analysis – Exhibit 99.2

On July 23, 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities such as Vermilion that have historically applied the full-cost method of accounting.  Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and, currently, Vermilion intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional Currency
Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar.  As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS, the functional currency of its foreign operating subsidiaries will be their local currencies.  As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through other comprehensive income and will not impact net income.  In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

Income Taxes
Vermilion has evaluated the differences between International Accounting Standard 12, “Income Taxes” and the relevant Canadian GAAP requirements and has concluded that the impact on the deferred tax accounting will be minimal.

Vermilion has concluded that under IFRS, Petroleum Resource Rent Tax (“PRRT”) paid in Australia will be classified as an income tax whereas under Canadian GAAP, Vermilion presents PRRT as a royalty.  Vermilion will also be required to record deferred taxes related to PRRT.

Accounting for Trust Units and Exchangeable Shares
In Canada, units issued by investment trusts are redeemable by unitholders and under IFRS, unless certain specific criteria are met to receive an exemption, redeemable securities cannot be classified as permanent equity.  Although Vermilion converted to a corporation in September 2010, Vermilion needed to determine if it met the criteria for this exemption to conclude on the appropriate presentation for the pre-conversion period.  After reviewing this issue, Vermilion believes it meets the required criteria to present its trust units as equity for the period prior to the corporate conversion.

Vermilion has concluded that this exemption does not extend to its exchangeable shares and accordingly, the exchangeable shares will be presented as a liability carried at market value for the period prior to the corporate conversion.  This difference will result in a reduction to retained earnings upon transition to IFRS of approximately $117.2 million.

Equity Based Compensation
Vermilion believes that, under IFRS, the redemption feature associated with the trust units require it to present the recognized, but unvested value of equity based compensation awards as a liability through the date of the corporate conversion.  The carrying amount of the liability will be remeasured at each reporting date and will be based on the market value of the underlying trust units.  The changes in the liability will be reflected as a non-cash expense or recovery in the statement of earnings.  Upon conversion to a corporation, the outstanding liability is reclassified to contributed surplus and subsequent changes in Vermilion’s share price will not impact total compensation expense recognized.

Under IFRS, Vermilion will estimate the amount of forfeitures expected in relation to its equity based compensation plan and will reflect such estimates in the related expense.  Under Canadian GAAP, forfeitures are accounted for as they occur.

2010 Management’s Discussion and Analysis – Exhibit 99.2

Asset Retirement Obligations
The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the current risk free interest rate.  As Vermilion is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings.  At present, it is unclear if IFRS permits the inclusion of an adjustment for credit risk as is required under Canadian GAAP.  If the asset retirement obligations are measured using a risk-free discount rate excluding an adjustment for credit risk, the impact would be an increase in the liability and a decrease to retained earnings of $137.6 million.  The summarized opening balance sheet presented reflects the use of a risk-free rate that excludes credit risk.

Revenue
Under IFRS, Vermilion has concluded that it is appropriate to present revenue net of royalties on the income statement.  Vermilion will continue to disclose revenue, gross of royalties, as a non-GAAP measure in its MD&A and in its netback calculations.

Issues Associated with the Initial Adoption of IFRS
In addition to the IFRS 1 deemed cost accounting exemption, Vermilion has concluded that it will use additional exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of various upgrades that have been completed over recent years, Vermilion’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and Vermilion continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at the Board level and extends throughout the Company.  We believe good corporate governance is in the best interest of our shareholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees.

We comply with the objectives and guidelines relating to corporate governance adopted by the Canadian Securities Administrators and the Toronto Stock Exchange.  In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada.  A full examination of our corporate governance policies will be provided in our Management Proxy Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all shareholders on April 8, 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with Vermilion’s filings.

As of December 31, 2010, Vermilion has evaluated the effectiveness of the design and operation of Vermilion’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that Vermilion’s disclosure controls and procedures are effective.

2010 Management’s Discussion and Analysis – Exhibit 99.2

INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2010.  The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, as reflected in their report for 2010 as filed with the US Securities and Exchange Commission.  No changes were made to Vermilion’s internal control over financial reporting during the year ending December 31, 2010, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

2010 Management’s Discussion and Analysis – Exhibit 99.2

DIRECTORS

Larry J. Macdonald 1, 2, 3, 4, 5
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson 2, 3
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich 2, 4, 5
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi 2, 3
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison 2, 4, 5
Sugar Land, Texas

Timothy R. Marchant 3, 4, 5
Calgary, Alberta

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ANNUAL GENERAL MEETING

May 6, 2011 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

Cameron A. Hercus, MSc
Director Exploitation and New Growth

Dean N. Morrison, CFA
Director Investor Relations

Gerardo Rivera
Director Commercial

Robert (Bob) J. Engbloom, LL.B
Corporate Secretary

EUROPE
Peter Sider, P.Eng.
Vice President European Operations

David Burghardt, P.Eng.
Director Exploitation

Scott Ferguson, P.Eng.
Director European Operations

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Citibank N.A., Canadian Branch
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Symbol:     VET
US OTC
Symbol:     VEMTF

INVESTOR RELATIONS CONTACT
Paul L. Beique, Vice President Capital Markets
Dean Morrison, Director Investor Relations
403.269.4884 TEL
403.476.8100 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com

3500, 520 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0R3
403.269.4884 tel   |   403.476.8100 fax   |   866.895.8101 IR Toll Free
www.vermilionenergy.com   |   investor_relations@vermilionenergy.com